SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                     -----------------------

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                       Amendment No.1
              Crown Castle International Corp.
                      (Name of Issuer)

                Common Stock, $0.01 par value
               (Title of Class of Securities)

                           228227104
                       (CUSIP Number)


                     December 31 , 1999
   (Date of Event which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

/  / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/  / Rule 13d-1(d)

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

--------------------------           -----------------------------
CUSIP No. 228227104           13G
--------------------------           -----------------------------
------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          BellSouth Corporation                             58-1533433
--------- -----------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF                      (a)  /  /
          A MEMBER OF A GROUP                               (b)  /  /
--------- -----------------------------------------------------------------
3         SEC USE ONLY

--------- -----------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Georgia
-------------------------------------- ------ -----------------------------
 NUMBER OF SHARES     5      SOLE VOTING POWER              8,170,712
   BENEFICIALLY       ------ ----------------------------------------------
  OWNED BY EACH       6      SHARED VOTING POWER                   0
 REPORTING PERSON     ------ ----------------------------------------------
      WITH            7      SOLE DISPOSITIVE POWER         8,170,712
                      ------ ----------------------------------------------
                      8      SHARED DISPOSITIVE POWER              0
--------- -----------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          8,170,172 shares of Crown Castle International Corp. Common Stock
--------- -----------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
          EXCLUDES CERTAIN SHARES                                   /  /
--------- -----------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9           5.6%

--------- -----------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------- -----------------------------------------------------------------

ITEM 1.

(a) The name of the issuer - Crown Castle International Corp. ("Crown Castle").

(b)  The  address of the  issuer's  principal  executive  offices is:
     510 Bering Drive, Suite 500, Houston TX 77057.


ITEM 2.

The  following  information  is given with  respect to the  person  filing  this
Statement:

 (a) The name of the person filing this statement is: BellSouth Corporation, a Georgia corporation ("BellSouth").

 (b) The principal executive offices of BellSouth are located at 1155 Peachtree Street, Atlanta, Georgia 30309-3610.

 (c)     BellSouth is incorporated in the State of Georgia.

 (d) The title of the class of securities of Crown Castle with respect to which BellSouth makes this filing is: Common Stock, $0.01 par value

 (e)     The CUSIP number of this class is:  228227104.

ITEM 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


(a)     / / Broker or dealer registered under section 15 of the Act
        (15 U.S.C. 78o).

(b)     / / Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)     / / An investment adviser in accordance with section
        240.13d-1(b)(1)(ii)(E).

(f)     / / An  employee  benefit  plan or  endowment  fund in  accordance  with section 240.13d-1(b)(1)(ii)(F).

(g)     / / A parent  holding  company  or  control  person in  accordance  with section 240.13d-1(b)(1)(ii)(G).

(h) / / A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)     / / Group, in accordance with section 240.13d-1(b)(1)(ii)(J).


ITEM 4.  OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


(a) Amount beneficially owned:                                    8,170,712
(b) Percent of class:                                                  5.6%
(c) Number of shares as to which the person has:
    (i)    Sole power to vote or to direct the vote               8,170,712
    (ii)   Shared power to  vote or to direct  the vote                   0
    (iii)  Sole  power to dispose or to direct the
           disposition  of                                        8,170,712
    (iv)   Shared  power to  dispose or to direct the
           disposition of                                                 0

Item 5.  Ownership of five percent or less of a class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /


Item 6. Ownership of more than five percent on behalf of another person Not applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company Not applicable.

Item 8.  Identification  and  classification  of  members  of the  group
         Not applicable.

Item 9.  Notice of dissolution of group
         Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         BELLSOUTH CORPORATION
                                         By:   /s/ W. Patrick Shannon
                                               -----------------------------
                                               W. Patrick Shannon
                                               Vice President and Controller
                                               Date: February 14, 2000